SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2006

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Capital Group International, Inc.’s ownership in UPM has decreased

(UPM, Helsinki, February 27, 2006) - According to Finnish Securities Market Act, Chapter 2, Section 9, UPM reports that on December 31, 2005, Capital Group International, Inc., through four investment management companies, Capital Guardian Trust Company, Capital International Limited (CIL), Capital International S.A. (CISA) and Capital International Research Management, Inc. dba Capital International Inc., managed 22,610,890 UPM shares, which amounts to 4.30 percent of UPM-Kymmene Corporation’s paid up share capital. Of this share amount, Capital Group International, Inc. owned voting power in 15,863,520 shares, which is 3.03 percent of the voting rights.

UPM, Corporate Communications, Media Desk tel. +358 (0)40 588 3284, communications@upm-kymmene.com
P.O.Box 380, FI-00101 Helsinki, fax +358 (0)204 15 0308

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2006	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations